Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

24 May 2013

Prima BioMed Ltd – Mailing of Prospectus and Entitlement and Acceptance Form completed

Prima BioMed Ltd ABN 90 009 237 889 (Company) advises that the prospectus (Prospectus) and a personalised entitlement and acceptance form (Entitlement and Acceptance Form) issued by the Company in connection with the non-renounceable rights issue of options (Options) first announced by the Company on 2 April 2013 (Entitlement Offer), has now been mailed to all Eligible Shareholders (as that term is defined in the Prospectus). A copy of the Prospectus and a sample Entitlement and Acceptance Form was given to ASX on Monday, 13 May 2013.

A letter to the Company’s shareholders with a registered address outside of Australia or New Zealand (other than to certain institutional shareholders registered in other jurisdictions) notifying them of the Entitlement Offer and their ineligibility to participate was also mailed today. A copy of that letter is attached.

Further information

If you would like further information regarding the Entitlement Offer please call the Company’s shareholder enquiry line on 1300 737 760 (within Australia) or +61 2 9290 9600 (from outside Australia) any time between 8.15 am and 5.30 pm (Sydney time) Monday to Friday, during the Entitlement Offer period or visit the Company’s website (www.primabiomed.com).

If you have further questions, you should consult your broker, solicitor, accountant, taxation or other professional adviser without delay.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer

The Prospectus is available and copies can be obtained by calling the Company’s shareholder enquiry line between 8.15 am and 7.30 pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes on 1300 737 760

(from within Australia) or +61 2 9290 9600 (from outside Australia). Offers of Options under the Entitlement Offer will be made in, or accompanied by a copy of, the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire Options under the Entitlement Offer. Prospective investors who want to acquire Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of securities in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended to constitute a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. The Company reserves the right, subject to the ASX Listing Rules and the Corporations Act 2001 (Cth), to alter the dates at its discretion, without prior notice.

Level 7, 151 Macquarie Street
Sydney
NSW 2000
Australia

24 May 2013

Dear Shareholder

Prima BioMed Ltd – Notice to ineligible Shareholders

On Monday, 13 May 2013, Prima BioMed Ltd ABN 90 009 237 889 (Company) lodged a prospectus (Prospectus) in relation to its previously announced non-renounceable entitlement offer (Entitlement Offer) of options (Options) to raise up to approximately $6.31 million before costs.

Gross proceeds from the Entitlement Offer, together with the gross proceeds of the Company’s recently completed share purchase plan (SPP) will be used to:

•	co-fund up to three phase 2 trials of CVac™ in additional cancer indications and continue the ongoing clinical program;

•	continue CVac manufacturing optimisation programs to move toward a commercially successful and global manufacturing platform; and

•	provide general working capital for the Company and add security to the balance sheet,

and pay the costs of the Entitlement Offer (and the SPP).

Details of the Entitlement Offer

The Entitlement Offer entitles Eligible Shareholders (as defined in the Prospectus) to acquire, at the offer price of $0.02 per Option, 1 Option for every 4 fully paid ordinary shares in the capital of the Company (Shares) held as at the record date for the Entitlement Offer of 5.00 pm on Tuesday, 21 May 2013 (Record Date).

For further information in relation to the Entitlement Offer, please see the Company’s announcements dated 2 April 2013 and 13 May 2013 which were given to ASX Limited (ASX) and have been made available on the Company’s website (www.primabiomed.com.au).

Eligibility criteria

The restrictions upon eligibility under the Entitlement Offer are in place because of legal limitations of making or extending an offer of securities in some countries, the relatively small number of Shareholders in those countries, the number and value of Options to which those Shareholders would otherwise be entitled to apply for and the potential cost of complying with regulatory requirements in those countries.

The Company has determined, pursuant to ASX Listing Rule 7.7.1(a), that it would be unreasonable to make or extend the Entitlement Offer to Shareholders in countries outside of Australia or New Zealand (with certain limited exceptions that do not apply to you). Accordingly, in compliance with ASX Listing Rule 7.7.1(a), the Company wishes to advise you that it will not be extending the Entitlement Offer to you and you will not be able to subscribe for Options under the Entitlement Offer.

The Entitlement Offer is only open to Eligible Shareholders. Eligible Shareholders are those holders of Shares who:

•	are registered as a holder of Shares as at 5.00 pm (Sydney time) on the Record Date;

•

have a registered address on the Company’s Share register in Australia or New Zealand[1] (and where they have a registered address in New Zealand, continue to be a registered holder of Shares as at 9.00 am (Sydney time) on Monday, 27 May 2013 (the time that the Entitlement Offer opens)); and

•	are not in the United States and are not U.S. Persons (as defined in the U.S. Securities Act) and are not acting for the account or benefit of U.S. Persons.

Unfortunately, as you do not satisfy the eligibility criteria above, you will not be sent the Prospectus nor will you be able to subscribe for Options under the Entitlement Offer.

You are not required to do anything in response to this notice. This notice is to inform you of your ineligibility to participate in the Entitlement Offer. This notice is not an offer to issue Options to you, nor an invitation for you to apply for Options.

What will happen to my entitlement?

As the Entitlement Offer is non-renounceable (that is, entitlements cannot be assigned, traded or transferred to any other person), you will not receive any payment or value for any entitlement in respect of Options that would have been offered to you if you were eligible to participate in the Entitlement Offer (even though your entitlement may be dealt with by the Company by way of a process determined by it).

Further information

If you have any questions in relation to the above matters, please contact the Company’s shareholder enquiry line between 8.15 am and 7.30 pm (Sydney time) Monday to Friday during the period including the date on which the Entitlement Offer opens until and including the date on which it closes (which is 5.00 pm Sydney time, on Friday, 7 June 2013 on 1300 737 760 (within Australia) or +61 2 9290 9600 (from outside Australia). Thank you for your continued interest in the Company.

Yours sincerely

Deanne Miller
General Counsel & Company Secretary

[1]	The Company may (in its absolute discretion) extend the Entitlement Offer to any Shareholder in other foreign jurisdictions (subject to compliance with applicable laws).

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer

The Prospectus is available and copies can be obtained by calling the Company’s shareholder enquiry line between 8.15 am and 7.30 pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes on 1300 737 760 (from within Australia) or +61 2 9290 9600 (from outside Australia). Offers of Options under the Entitlement Offer will be made in, or accompanied by a copy of, the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire Options under the Entitlement Offer. Prospective investors who want to acquire Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.

The information contained in this notice does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of securities in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this notice is not intended as financial advice. Moreover, none of the information in this notice is intended to constitute a prospectus within the meaning of the applicable laws of any jurisdiction and this notice is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This notice contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this notice are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this notice are indicative only and subject to change. The Company reserves the right, subject to the ASX Listing Rules and the Corporations Act 2001 (Cth), to alter the dates at its discretion, without prior notice.